UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

U.S. RARE EARTHS, INC.
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(Name of Issuer)

COMMON STOCK, PAR VALUE $0.00001 PER SHARE
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(Title of Class of Securities)

 0001098881
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(CUSIP Number)

Mr. J. Victor Lattimore Jr.
5600 Tennyson Parkway, Suite 190
Plano, Texas 75024
972-294-7190
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(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 26, 2012
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Date of Event Which Requires Filing of This Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D Amendment 1, and is filing this schedule because of Rule 13D-1(e), 13D-1(f) or 13D-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13D-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Mr. J. Victor Lattimore Jr. and his related entities Unique Materials, LLC and Lattimore Properties, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)		☐
(b)		☑

3		SEC USE ONLY
4		SOURCE OF FUNDS PF (Personal Funds)
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION US
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,197,383 SHARES
	8	SHARED VOTING POWER 0 SHARES
	9	SOLE DISPOSITIVE POWER 3,197,383 SHARES
	10	SHARED DISPOSITIVE POWER 0 SHARES
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,197,383 SHARES
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3%
14		TYPE OF REPORTING PERSON IN

ITEM 1. SECURITY AND ISSUER.

This Schedule 13D Amendment 1 ("13D") relates to the shares of common stock, par value $0.00001 per share (the "Common Stock"), of U. S. Rare Earths, Inc. (“USRE”), a Nevada corporation, whose principal executive office is located at 12 Gunnebo Drive, Lonoke, Arkansas. The principal executive officer is Michael D. Parnell, Chief Executive Officer.

This 13D provides notice of the position of Mr. J. Victor Lattimore Jr. and his related entities Unique Materials, LLC and Lattimore Properties, Inc. In addition, Mr. Lattimore closed the following transactions with the Company.

Convertible Secured Promissory Note with Unique Materials LLC

On September 13, 2012, the Company entered into a Convertible Secured Promissory Note (“Note or Note Agreement”) with Unique Materials LLC, a Texas LLC (“Holder”) affiliated with John Victor Lattimore, Jr., Chairman of the Company’s Board of Directors pursuant to which the Company agreed to issue a Note for $650,000 at 5%.

Under the terms of the Note, the principal and unpaid accrued interest is due the earlier of September 13, 2015 or conversion into the Company’s common stock at $2.85 per share at the demand of the Holder. The Note includes a demand payment if the Chairman of the Board, President or Vice President or 20% or more of the Company’s Board of Directors is changed after September 13, 2012.  The Company is not required to file a registration statement. The Note is secured by all mineral claims, real property, fixed assets, inventory and accounts receivable and the proceeds were primarily used to repay the USRE Note discussed above.

Private Placement with Lattimore Properties, Inc.

On September 17, 2012, the Company closed a private placement with Lattimore Properties, Inc., a Texas company affiliated with John Victor Lattimore, Jr., Chairman of the Company’s Board of Directors. The private placement consisted of the sale of an aggregate of 2,045,454 shares of the Company’s common stock for $550,000 at a price of $0.27 per share. The shares issued under the private placement are restricted under applicable securities laws and are not freely tradable. The per share price of $0.27 per share is subject to possible adjustment at a later time based on the results of a fairness opinion. The Company is not required to file a registration statement.

ITEM 2. IDENTITY AND BACKGROUND.

This 13D is being filed pursuant to Rule 13D-1(a) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Mr. Lattimore Jr. is a Texas citizen. This "Reporting Party" is an "institutional investor" or an "accredited investor."

Information with respect to this Reporting Person is given solely by such Reporting Person.

Mr. Lattimore Jr. was appointed Chairman of the Board of Directors on June 27, 2011. Since 1996, Mr. Lattimore Jr. has served as President and Chairman of the Board of Lattimore Properties, Inc. of Plano, Texas. From 1986 to 2011, he was President of Lattimore Materials Company, LP, whose operations included seven aggregate mines, 26 ready mix concrete plants, four rail terminals and over 400 mixer and haul trucks. Lattimore Materials is the U.S.’s premier concrete and aggregates supplier in the Southwest. Mr. Lattimore Jr. is a member of the Board of the Congressional Medal of Honor Foundation. He is also on the board of the National Center for Policy Analysis, a Dallas, Texas and Washington, D.C.- based public policy think tank.

The principal business address of Mr. Lattimore Jr. is 5600 Tennyson Parkway, Suite 190, Plano, Texas 75024.

During the last five years, the Reporting Person, to the best of his knowledge, has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). During the last five years, the Reporting Person, to the best of his knowledge, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

See description to Item 4.

ITEM 4. PURPOSE OF TRANSACTION.

The Common Stock were acquired for, and are being held for, investment purposes.

This 13D provides notice of the position of Mr. J. Victor Lattimore Jr. and his related entities Unique Materials, LLC and Lattimore Properties, Inc. In addition, Mr. Lattimore closed the following transactions with the Company.

Convertible Secured Promissory Note with Unique Materials LLC

On September 13, 2012, the Company entered into a Convertible Secured Promissory Note (“Note or Note Agreement”) with Unique Materials LLC, a Texas LLC (“Holder”) affiliated with John Victor Lattimore, Jr., Chairman of the Company’s Board of Directors pursuant to which the Company agreed to issue a Note for $650,000 at 5%.

Under the terms of the Note, the principal and unpaid accrued interest is due the earlier of September 13, 2015 or conversion into the Company’s common stock at $2.85 per share at the demand of the Holder. The Note includes a demand payment if the Chairman of the Board, President or Vice President or 20% or more of the Company’s Board of Directors is changed after September 13, 2012.  The Company is not required to file a registration statement. The Note is secured by all mineral claims, real property, fixed assets, inventory and accounts receivable and the proceeds were primarily used to repay the USRE Note discussed above.

Private Placement with Lattimore Properties, Inc.

On September 17, 2012, the Company closed a private placement with Lattimore Properties, Inc., a Texas company affiliated with John Victor Lattimore, Jr., Chairman of the Company’s Board of Directors. The private placement consisted of the sale of an aggregate of 2,045,454 shares of the Company’s common stock for $550,000 at a price of $0.27 per share. The shares issued under the private placement are restricted under applicable securities laws and are not freely tradable. The per share price of $0.27 per share is subject to possible adjustment at a later time based on the results of a fairness opinion. The Company is not required to file a registration statement.

Other

The Reporting Person may purchase additional shares of Common Stock from time to time depending upon price, market conditions, availability of funds, evaluation of other investment opportunities, and other factors. The Reporting Person have no present intention to sell any shares of Common Stock, although any Reporting Person could determine from time to time, based upon the same factors listed above for purchases, to sell some or all of the shares of Common Stock held by such Reporting Person.

The Reporting Person do not have any plans or proposals that would result in any of the actions or transactions described in clauses (a)through (j) of Item 4 of Schedule 13D, except as previously disclosed in this Schedule 13D, as amended, or as set forth above.

ITEM 5. INTEREST IN SECURITIES OF ISSUER.

     (a) As of November 26, 2012, Mr. Lattimore Jr. beneficially owned 3,197,383 shares of Common Stock individually.

     Mr. Lattimore Jr. owned 10.3% of the Common Stock outstanding, based on total shares of Common Stock outstanding on a fully diluted basis as of November 26, 2012 of 30,948,992 shares.

     (b) As of September 7, 2012, Mr. Lattimore Jr. had sole voting power and sole dispositive power with respect to 3,197,383 shares of Common Stock individually.

     (c) Mr. Lattimore Jr. has acquired 22,099 shares of restricted common stock of the Company within the 60 days prior to the filing of this Schedule 13D.

     (d) Not applicable.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except as described herein, no Reporting Person nor any other person referred to in Item 2 herein, has any contract, arrangements understandings or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls,  guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

(a)    Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 26, 2012

Mr. J. Victor Lattimore Jr. and his related entities Unique Materials, LLC and Lattimore Properties, Inc.

By:	/s/ J. Victor Lattimore Jr.
Name: Mr. J. Victor Lattimore Jr. and his related entities
Unique Materials, LLC and Lattimore Properties, Inc.

 ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)